Notification of dividend / distribution EXHIBIT 99.7 Update Summary Notice to ASX Entity name RIO TINTO LIMITED Security on which the Distribution will be paid RIO - ORDINARY FULLY PAID Announcement Type Update to previous announcement Date of this announcement Friday September 11, 2020 Reason for the Update Update to Appendix 3A.1 released on 29 July 2020 to notify the currency exchange rate - refer section 2B.2. Additional Information The 2020 interim dividend of AUD 2.1647 per share is fully franked at applicable corporate tax rate of 30%. Refer to below for full details of the announcement Notification of dividend / distribution 1 / 6

Notification of dividend / distribution Announcement Details Part 1 - Entity and announcement details 1.1 Name of +Entity RIO TINTO LIMITED 1.2 Registered Number Type Registration Number ABN 96004458404 1.3 ASX issuer code RIO 1.4 The announcement is Update/amendment to previous announcement 1.4a Reason for update to a previous announcement Update to Appendix 3A.1 released on 29 July 2020 to notify the currency exchange rate - refer section 2B.2. 1.4b Date of previous announcement(s) to this update Wednesday July 29, 2020 1.5 Date of this announcement Friday September 11, 2020 1.6 ASX +Security Code RIO ASX +Security Description ORDINARY FULLY PAID Part 2A - All dividends/distributions basic details 2A.1 Type of dividend/distribution Ordinary 2A.2 The Dividend/distribution: relates to a period of six months 2A.3 The dividend/distribution relates to the financial reporting or payment period ending ended/ending (date) Tuesday June 30, 2020 Notification of dividend / distribution 2 / 6

Notification of dividend / distribution 2A.4 +Record Date Friday August 7, 2020 2A.5 Ex Date Thursday August 6, 2020 2A.6 Payment Date Thursday September 17, 2020 2A.7 Are any of the below approvals required for the dividend/distribution before business day 0 of the timetable? Security holder approval Court approval Lodgement of court order with +ASIC ACCC approval FIRB approval Another approval/condition external to the entity required before business day 0 of the timetable for the dividend/distribution. No 2A.8 Currency in which the dividend/distribution is made ("primary currency") AUD - Australian Dollar 2A.9 Total dividend/distribution payment amount per +security (in primary currency) for all dividends/distributions notified in this form AUD 2.16470000 2A.10 Does the entity have arrangements relating to the currency in which the dividend/distribution is paid to securityholders that it wishes to disclose to the market? Yes 2A.11 Does the entity have a securities plan for dividends/distributions on this +security? We have a Dividend/Distribution Reinvestment Plan (DRP) 2A.11a If the +entity has a DRP, is the DRP applicable to 2A.11a(i) DRP Status in respect of this this dividend/distribution? dividend/distribution Yes Full DRP 2A.12 Does the +entity have tax component information apart from franking? No Part 2B - Currency Information 2B.1 Does the entity default to payment in certain currencies dependent upon certain attributes such as the banking instruction or registered address of the +securityholder? (For example NZD to residents of New Zealand and/or USD to residents of the U.S.A.). Yes Notification of dividend / distribution 3 / 6

Notification of dividend / distribution 2B.2 Please provide a description of your currency arrangements Where the security holder has nominated an Australian or United Kingdom financial institution account for receipt of payments, payment will be made by direct credit in AUD or GBP as applicable. In the absence of any such nomination, or any election by the securityholder to the contrary (including currency election facilities offered by Computershare Investor Services Pty Ltd, Rio Tinto Limited's share registry), payments will be made as follows: - securityholders with a registered address in the United Kingdom will receive payment by cheque in GBP; and - all other secuirtyholders will receive payment by cheque in AUD. Payments in GBP referred to above will be converted from AUD at the exchange rate applicable 5 business days prior to the dividend payment date and released to the ASX the following day. 2B.2a Other currency/currencies in which the dividend/distribution will be paid: Currency Payment currency equivalent amount per security GBP - Pound Sterling GBP 1.22660000 2B.2b Please provide the exchange rates used for non-primary currency payments AUD/GBP 0.56662 2B.2c If payment currency equivalent and exchange Estimated or Actual? rates not known, date for information to be released Actual Friday September 11, 2020 2B.3 Can the securityholder choose to receive a currency different to the currency they would receive under the default arrangements? No Part 3A - Ordinary dividend/distribution 3A.1 Is the ordinary dividend/distribution estimated at 3A.1a Ordinary dividend/distribution estimated amount this time? per +security No AUD 3A.1b Ordinary Dividend/distribution amount per security AUD 2.16470000 3A.2 Is the ordinary dividend/distribution franked? 3A.2a Is the ordinary dividend/distribution fully franked? Yes Yes 3A.3 Percentage of ordinary dividend/distribution that is 3A.3a Applicable corporate tax rate for franking credit franked (%) 100.0000% 30.0000 % Notification of dividend / distribution 4 / 6

Notification of dividend / distribution 3A.4 Ordinary dividend/distribution franked amount per 3A.5 Percentage amount of dividend which is unfranked +security 0.0000 % AUD 2.16470000 3A.6 Ordinary dividend/distribution unfranked amount per +security excluding conduit foreign income amount AUD 0.00000000 3A.7 Ordinary dividend/distribution conduit foreign income amount per security AUD 0.00000000 Part 4A - +Dividend reinvestment plan (DRP) 4A.1 What is the default option if +security holders do not indicate whether they want to participate in the DRP? Do not participate in DRP (i.e. cash payment) 4A.2 Last date and time for lodgement of election 4A.3 DRP discount rate notices to share registry under DRP 0.0000 % Wednesday August 26, 2020 17:00:00 4A.4 Period of calculation of reinvestment price Start Date End Date 4A.5 DRP price calculation methodology Shares will be purchased on-market on or as soon as practicable after the dividend payment date. It may be necessary to carry out several market transactions to acquire the number of shares required and the DRP price will be the average of the deal prices of those transactions. https://www.riotinto.com/invest/shareholder-informa tion/dividends 4A.6 DRP Price (including any discount): 4A.7 DRP +securities +issue date AUD 4A.8 Will DRP +securities be a new issue? No 4A.9 Is there a minimum dollar amount or number of +securities required for DRP participation? No 4A.10 Is there a maximum dollar amount or number of +securities required for DRP participation? No 4A.11 Are there any other conditions applying to DRP participation? No 4A.12 Link to a copy of the DRP plan rules https://www.riotinto.com/invest/shareholder-information/dividends under Rio Tinto Limited section. Notification of dividend / distribution 5 / 6

Notification of dividend / distribution 4A.13 Further information about the DRP Part 5 - Further information 5.1 Please provide any further information applicable to this dividend/distribution 5.2 Additional information for inclusion in the Announcement Summary The 2020 interim dividend of AUD 2.1647 per share is fully franked at applicable corporate tax rate of 30%. Notification of dividend / distribution 6 / 6